September 25, 2024

VIA E-MAIL AND EDGAR CORRESPONDENCE

David P. Mathews
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Diamond Hill Core Plus Bond Fund: File Nos. 333-22075; 811-08061

Dear Mr. Mathews:
On July 30, 2024, Diamond Hill Funds (the “Registrant” or the “Trust”) filed a post-effective amendment to its registration statement pursuant to Rule 485(a) under the Securities Act of 1933 (the “Amendment”) in connection with the Diamond Hill Core Plus Bond Fund (the “Fund”). On September 17, 2024, you provided oral comments on the Amendment. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Amendment. Please note that added language is in italics and deleted language appears struck through.

Prospectus
1.Comment: Please add a footnote to the fee table stating “other expenses” are estimated for the current fiscal year.

Response: The Registrant confirms that “other expenses” in the fee table are not estimated. The Fund will pay the administrator an administration fee pursuant to an Administrative, Fund Accounting and Transfer Agency Services Agreement, from which the administrator will pay all operating expenses of the Fund not specifically assumed by the Fund.

2.    Comment: Supplementally, please confirm if there will be any fee waiver, reimbursement or recoupment arrangement, and if so, disclose the terms of such arrangement in a footnote to the fee table. Additionally, supplementally explain how “other expenses” were reasonably estimated for the current fiscal year and the reasons for differences in any expenses among different share classes. Further, please confirm that expenses associated with investments in other investment companies are estimated at less than 0.01% for the current fiscal year, and if not, add a line item for acquired fund fees and expenses.

Response: The Registrant confirms there will be no fee waiver, reimbursement or recoupment arrangement. The Registrant refers to its response to Comment 1 regarding “other expenses.” Expenses differ by class due to the different levels of administrative and shareholder services provided to each class. Finally, the Registrant confirms that the expenses associated with investments in other investment companies are estimated at less than 0.01% for the current fiscal year and do not need to be disclosed in the fee table.

Michael.Wible@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3297

September 25, 2024

3.    Comment: Supplementally, please explain how the Fund will account for investments in other investment companies for purposes of compliance with its 80% policy. To the extent the Fund invests in derivatives, also explain how such instruments will be treated for purposes of the Fund’s 80% policy.

Response: The Registrant’s investments in other investment companies is limited to money market mutual funds used for cash sweep purposes. These investments are treated as cash for purposes of determining compliance with the Registrant’s 80% policy. The Registrant further confirms that the Fund will not invest in derivatives.

4.     Comment: Please expand the disclosure regarding the adviser’s security selection process in the summary prospectus or Item 9 disclosure to provide additional detail regarding (i) the adviser’s risk/reward analysis, (ii) the information collected and reviewed in conducting such analysis, (iii) how often security holdings will be analyzed or reviewed by the adviser, and (iv) the nature of the inefficiencies the adviser believes exists in fixed income markets and how it may take advantage of them.

Response: The Registrant has amended the summary prospectus disclosure to state the following:

When selecting securities for investment, the Adviser employs a bottom-up, research-based approach in seeking to identify opportunities. In buying and selling securities for the Fund, the Adviser performs a risk/reward analysis that includes an evaluation of credit risk, interest rate risk, prepayment risk, and the legal and technical structure of the security. The Adviser will attempt to take advantage of inefficiencies that it believes exist in the fixed income markets, such as the diversity of participants working with different objectives and the repeated temporary supply-demand imbalances. The Adviser seeks to invest in securities that the Adviser expects will offer attractive prospects for income and/or capital appreciation in relation to the risk borne.

The Registrant respectfully submits that additional disclosure of the types of information and techniques utilized in the investment process are of a proprietary nature and are not for public disclosure.

5.    Comment: The Staff is aware of recent media reports suggesting that certain types of structured credit in which the Fund intends to invest are under stress due to economic factors and trends, such as higher than expected interest rates, property vacancies, and consumer stress. Please consider adding a brief “Current Market Environment” disclosure explaining these factors and trends and the impact they may have on the Fund, its investments, and how it implements its strategy. Alternatively, revise the existing risk factors to address such market conditions.

Response: The Registrant has added the following disclosure in the summary section of the prospectus.

Current Market Environment Risk Various sectors of the financial markets may experience an extended period of adverse conditions and certain types of securitized bond investments may come under stress due to economic factors and trends, such as higher than expected interest rates, property vacancies and consumer stress.

September 25, 2024

The Registrant has added the following disclosure in its Item 9 disclosures:

Current Market Environment Risk Various sectors of the financial markets may experience an extended period of adverse conditions. Market uncertainty can increase dramatically, and these conditions may result in disruptions of the global credit markets, periods of reduced liquidity, greater general volatility, volatility of credit spreads, and a contraction of availability of credit and lack of price transparency. In particular, certain types of securitized bond investments may come under stress due to economic factors and trends, such as higher than expected interest rates, property vacancies and consumer stress. The Fund anticipates that a portion of its net assets may be illiquid and subject to these risks.

6.    Comment: The Fund’s investment strategy description suggests all investments in instruments issued by non-U.S. corporations or their affiliates will be U.S. dollar-denominated whereas the “Non-U.S. and Emerging Markets” risk disclosure includes reference to currency fluctuations. Please clarify, in the disclosure, the extent of which investments in non-U.S. issuers may be denominated in currency other than the U.S. dollar.

Response: The Registrant removed the reference to “currency fluctuations” in the “Non-U.S. and Emerging Markets Risk” risk disclosures.

7.    Comment: Please revise the “Illiquid Securities Risk” disclosure in Item 9 to reflect the limit on illiquid securities as 15%.

Response: The Registrant has amended the first sentence under the “Illiquid Securities Risk” disclosure to state the following:

Illiquid Securities Risk The fund may invest up to 15% ~~35%~~ of the value of its net assets in securities that are illiquid.

Statement of Additional Information

8.    Comment: The Staff believes that the SAI disclosure with respect to non-agency RMBS, CMBS, CMOs or any asset-backed securities not representing any particular industry or group of industries, and thus not subject to the Fund’s 25% concentration policy, conflicts with Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) by allowing the Fund to reserve the freedom of action to concentration. The Staff also believes it is inconsistent with Section 13(a) of the 1940 Act to categorically exclude these types of asset-backed securities from counting as investments in any industry or group of industries because concentrated investments in those securities can expose investors to risks common to one industry. Please revise the disclosure to reflect that the Fund will reasonably determine which industry classifications apply with respect to non-agency RMBS, CMBS, CMOs or other asset backed securities not issued or guaranteed by the U.S. Government. In making this determination, the Fund may wish to consider the nature of the underlying receivables backing repayment of these securities to determine industry classifications.

September 25, 2024

Response: The Registrant does not collectively treat non-agency RMBS, CMBS, CMOs or any asset-backed securities as an industry or group of related industries. However, the Registrant does determine and apply industry classifications to the receivables underlying these securities for purposes of determining compliance with its concentration policy. Accordingly, the disclosure in the SAI is revised as follows:

7. Concentration. A Fund will not invest 25% or more of their respective total assets in any particular industry. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto.

~~With respect to~~ In determining compliance with the fundamental policy relating to concentration set forth in (7) above, a Fund applies industry classifications to the receivables underlying mortgage- and asset-backed securities issued by private originators or issuers. ~~Trust takes the position that agency mortgage-backed securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities, non-agency residential mortgage-backed securities, commercial mortgage-backed securities, collateralized mortgage obligations or any asset-backed securities do not represent interests in any particular industry or group of industries and therefore the 25% concentration restriction noted above does not apply to such securities. The Fund does not look through underlying investment companies, such as mutual funds, when measuring industry concentration.~~

9.    Comment: The Staff notes that the Fund and its adviser may not ignore the investments of affiliated or unaffiliated underlying investment companies when determining compliance with the Fund’s concentration policy. Please revise the disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining compliance with its concentration policy.

Response: The Registrant has deleted the disclosure in question.

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If you have any questions concerning this request, please contact the undersigned at (614) 469-3297.
Best regards,

/s/Michael V. Wible
Michael V. Wible
cc:    Zeynep Kart